EXHIBIT 99.1

26 April 2006 The Manager Company Announcements Office Australian Stock Exchange Limited 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries N.V.
ARBN 097 829 895
Incorporated in The Netherlands
The liability of members is limited

Level 3, 22 Pitt Street
Sydney NSW 2000 Australia

Telephone (02) 8274 5305
Fax (02) 8274 5218

GPO Box 3935
Sydney NSW 2001 Australia

Dear Sir/Madam
James Hardie will conduct a management briefing on its 4th Quarter and Full Year FY06 Results on Monday, 15 May 2006.
A briefing for media will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, Sydney commencing at 10.00am. A teleconference will also be available on +61 3 8660 4944.
A briefing for analysts and investors will be held at the Museum of Sydney, Corner of Bridge and Phillip Street, commencing at 11.00am. A teleconference and video webcast will also be available on the following:
Domestic: 03 8660 4951
International: +61 3 8660 4951
URL: http://www.ir.jameshardie.com.au/default.jsp?xcid=795
A further briefing for analysts and investors will be held on Tuesday, 16 May 2006, commencing at 11.00am at The Westin Room IV, The Westin, 205 Collins Street, Melbourne.
Yours faithfully
Steve Ashe
Vice-President — Investor Relations

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